SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces 2Q11 Results

and Additional Cost Reduction Measures

São Paulo, August 11, 2011 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, announces today its results for the second quarter of 2011 (2Q11). All the information is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the second quarter of 2010 (2Q10) and the first quarter of 2011 (1Q11). The 1Q11 results were adjusted as announced in the 1Q11 earnings release.

Message from the CEO

On July 28, 2011, the Company announced a revision of its 2011 guidance due to the maintenance throughout the entire second quarter of a highly competitive scenario in which an excessive increase in Brazilian market supply led to a reduction in fares. Given that fuel costs are expected to remain at high levels and certain costs were higher than expected in 2Q11, the Company is implementing an additional cost reduction plan, focusing on ex-fuel costs.

These measures have already begun and will be fully effective throughout 2012. Once they are all in place, the Company expects to reduce expenses by around R$650 million in the latter year – CASK ex-fuel by 1.10 cents (R$), what will make the unitary cost decrease to 8.50 cents (R$), and overall CASK by 1.25 cents (R$) for 2012. These initiatives are in line with GOL’s determination to keep costs appropriate with its business model while maintaining its commitment to safety and quality.

GOL keeps its financial strategy of high liquidity and an appropriate debt amortization profile, with a low refinancing risk, aiming to ensure sustainable growth. Given the implementation of these measures, the Company expects to generate appropriate returns for its shareholders again in 2012.

The Company values its franchise and strategic position in the Brazilian market and believes its business model to be the most appropriate for economic and social inclusion, breaking the cultural barriers that still exist in Brazilian air transport and exploring a market which, given its low penetration, has enormous growth potential in the coming years.

GOL remains committed to its low-cost, low-fare strategy, and will continue to work in order to maintain its position as the best airline company to fly with, work for and invest in.

Constantino de Oliveira Junior, Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

IR Contacts

Leonardo Pereira

Edmar Lopes

Raquel Kim

Gustavo Mendes

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

Conference Calls
Friday

August 12, 2011

Portuguese

12:00 p.m. (Brazil)

11:00 a.m. (US ET)

Phone: +55 (11) 2188-0155

Code: GOL

Replay: +55 (11) 2188-0155

Replay code: GOL

Live webcast:

www.voegol.com.br/rir

English

10:30 a.m. (Brazil)

09:30 a.m. (US ET)

Phone: +1 (412) 317-6776

(other countries) or

+1 (877) 317-6776 (USA)

Code: GOL

Replay: +1 (412) 317-0088
(other countries) or

+1 (877) 344-7529 (USA)

Replay code: 10002491

Live webcast:

www.voegol.com.br/ir

Additional Cost Reduction Measures

The initiatives involved are wide-reaching, relate directly to the Company’s low-cost, low-fare DNA, and rely on the commitment of GOL’s Management and employees for their quick and efficient implementation. Some of the most important measures are listed below:

       The implementation of a new suite of on-board services, including the expansion of buy-on-board service and an increased standardization of existing services;

       Improving the efficiency of the technical and commercial crews by increasing aircraft utilization and adjusting flight crew numbers in line with aircraft capacity;

       A substantial reduction in expenses associated with the return of the B767s, which are not part of the Company’s core business. At the end of 2011, there will be three such aircraft awaiting return, with their economic situation addressed;

       A reduction in current maintenance expenses due to the full effectiveness, in 2012, of all the measures adopted in 2011, especially those arising from the maintenance agreement with Delta Tec Ops;

       Additional fuel savings from investments in the technology of aircraft to be delivered in the future, especially new engines that are around 2% more fuel efficient.

2Q11 Highlights

       The Company posted a net loss of R$358.7mm in 2Q11, with a negative net margin of 22.9%, versus a net loss of R$51.9mm in 2Q10 (with a negative margin of 3.3%) and net income of R$110.5mm in 1Q11 (with a margin of 5.8%). The loss was chiefly due to the highly competitive scenario in the Brazilian market, which led to a 2.3% decline in passenger revenue in 2Q11 and pressured operating costs (fuel, salaries, wages and benefits, landing fees, expenses from aircraft returns. and other expenses.)

       The Company further strengthened its cash position, which closed the second quarter at R$2,067.2 million, 30.1% and 11.9% up on 2Q10 and 1Q11, respectively, and representing  around 29.0% of net revenue in the last 12 months.  Total cash was equivalent to 6.0x financial obligations due in the next 12 months (versus 2.7x in 2Q10 and 5.9x in 1Q11).

       Net revenue totaled R$1,566.3mm, 1.5% down on the R$1,590.9mm reported in 2Q10 and 17.4% less than the R$1,895.7mm posted in 1Q11. The year-on-year decline reflected heightened competition in the Brazilian market which, due to the hefty 14.4% expansion in the industry's supply (21.6% excluding GOL), pushed yields down by 13.8%. As a result of these highly competitive fares, overall domestic demand grew by 26.5% (34.7% excluding GOL) and the load factor in the domestic market, increased by 5.9 p.p. However, the reduction in net revenue was partially offset by the 4.2% upturn in ancillary revenues.

       GOL reported an operating loss (EBIT) of R$270.8mm, with negative margin of 17.3%, versus operating income of R$57.3mm (with a 3.6% margin) in 2Q10 and R$193.1mm (with a 10.2% margin) in 1Q11. The loss reflected the 2.3% decline in passenger revenue and the pressure on the Company’s operating costs, mainly due to fuel, salaries, wages and benefits, aircraft and traffic servicing costs, and higher-than-expected expenses, partially offset by gains in operating efficiency, represented by an increase in aircraft utilization (13.0 block hours/day in 2Q11 versus 12.7 block hours/day in 2Q10).

       Second-quarter EBITDAR was a negative R$67.6mm, with a negative EBITDAR margin of 4.3%, versus a positive R$274.2mm (margin of 17.2%) in 2Q10 and a positive R$411.5mm (margin of 21.7%) in 1Q11, due to the negative operating result in 2Q11, as mentioned in the paragraph above.

Highlights (R$MM)	2Q11	2Q10	Var.%	1Q11 Adjusted	Var.%
Net Revenue	1,566.3	1,590.9	-1.5%	1,895.7	-17.4%
Operating Expenses	(1,837.2)	(1,533.6)	19.8%	(1,702.6)	7.9%
Operating Income (EBIT)	(270.8)	57.3	nm	193.1	nm
Operating Margin	-17.3%	3.6%	nm	10.2%	nm
EBITDAR	(67.6)	274.2	nm	411.5	nm
EBITDAR Margin	-4.3%	17.2%	nm	21.7%	nm
Net Income (Loss)	(358.7)	(51.9)	591.1%	110.5	nm
Cash . LTM Net Revenue	29.0%	24.7%	+4.3 pp	25.9%	+3.2 pp

       GOL ended the quarter with a leverage ratio (adjusted gross debt/adjusted EBITDAR) of 6.3x, versus 5.8x in 2Q10 and 4.8x in 1Q11. The adjusted net debt/adjusted EBITDAR ratio was 4.6x, versus 4.3x in 2Q10 and 3.6x in 1Q11.

       On June 22, 2011, the Company paid dividends of R$50.9mm (R$0.19 per share) on 2010 net income totaling R$214.2million (net of the legal reserve).

       In May 2011, GOL entered into an agreement with GE Aviation PBN Services for the provision of consulting services aiming at saving fuel and reducing gas emissions, according to which GE will help GOL obtain authorization from the Brazilian Civil Aviation Agency (ANAC) to implement RNP (Required Navigation Performance) procedures, which are designed to reduce noise, save fuel and, consequently, reduce the emission of polluting gases into the atmosphere. As a result, GOL will be able to expand its operations rapidly and safely, reducing both emissions and fuel consumption.

       Also in 2Q11, GOL took delivery of its first 737-800 Next Generation aircraft fitted with the innovative Sky Interior. GOL was one of the world's first airlines to order the new interior and the first in Latin America to use the equipment, which offers state-of-the-art technology and an unrivalled traveling experience for passengers.

       On June 20, the Company announced the conclusion of VRG Linhas Aéreas S.A.’s fifth issue of simple debentures which will mature in six years. The debentures were issued in a single series totaling R$500mm, and will yield 120% of the CDI interbank rate, with amortization in two consecutive annual payments following a 60-month grace period, the final payment being on June 10, 2017.

       GOLLOG,  GOL’s cargo division, continued to do exceptionally well in 2Q10, completing 10 years of regular operations with almost 100 units and coverage of more than 2,000 municipalities.  Cargo revenue has been making an increasing contribution to ancillary revenues and climbed by 2.0% over 2Q10, while its share of net revenue stood at 4.0%, versus 3.0% in the same period last year. GOLLOG’s end-of-2011 target is to reach 144 units and coverage of up to 3,000 municipalities.

Subsequent Events

       On July 8, VRG Linhas Aéreas S.A. (“VRG”) executed a memorandum of understanding with the controlling shareholders of  Webjet Linhas Aéreas S.A. (“WebJet”) for the acquisition of 100% of Webjet’s capital stock by VRG. Subsequently, on August 2, GOL informed its shareholders and the market in general that VRG had entered into a Stock Purchase Agreement with the controlling shareholders of Webjet, the purpose of which was the acquisition of 100% of Webjet’s capital stock by VRG. Among other conditions, this acquisition is subject to approval by the pertinent government authorities.

The acquisition price is ninety-six million Reais (R$96,000,000.00) subject to certain adjustments prior to the closing date. Webjet’s enterprise value was appraised by the parties at three hundred and ten million and seven hundred thousand Reais (R$310,700,000.00).

In the 24 months following approval by the regulatory agencies, the transaction is expected to generate synergies of around R$100mm from coordinated operations between the two companies.

       The Board of Directors authorized the Management to implement a share repurchase program of the Company’s preferred shares, at market prices, up to 9,493,188 shares, representing 10% of the total number of preferred shares outstanding in the market, in accordance with the terms of CVM Instruction No. 10/80. The purpose of the buyback is the purchase of preferred shares to be held in treasury and subsequently resold or cancelled, without reducing GOL’s capital. The period for these authorized transactions is 365 days from August 12, 2011.

This initiative aims to maximize value creation for shareholders due to the current market price of the company’s shares.

Operating Performance

Sistema Total	2Q11	2Q10	Var.%	1Q11	Var.%
ASK - GOL (billion)	11.4	11.1	2.9%	11.9	-4.2%
ASK - Others (billion)	24.4	20.4	19.9%	24.1	1.2%
ASK - Industry (billion)	35.8	31.4	13.9%	36.0	-0.5%
RPK - GOL (billion)	7.6	6.7	13.4%	8.6	-11.9%
RPK - Others (billion)	18.1	13.9	30.5%	17.9	1.0%
RPK - Industry (billion)	25.7	20.5	25.0%	26.5	-3.2%
Load Factor - GOL (%)	66.5%	60.4%	+6.2 pp	72.3%	-5.8 pp
Load Factor - Others (%)	74.2%	68.1%	+6.1 pp	74.4%	-0.2 pp
Load Factor - Industry (%)	71.7%	65.4%	+6.4 pp	73.7%	-2.0 pp
Domestic Market
ASK - GOL (billion)	10.4	10.0	4.2%	10.5	-1.2%
ASK - Others (billion)	17.2	14.2	21.6%	17.1	0.5%
ASK - Industry (billion)	27.7	24.2	14.4%	27.7	-0.1%
RPK - GOL (billion)	7.0	6.1	14.2%	7.8	-10.0%
RPK - Others (billion)	12.2	9.1	34.7%	12.4	-1.2%
RPK - Industry (billion)	19.2	15.2	26.5%	20.1	-4.6%
Load Factor - GOL (%)	67.0%	61.1%	+5.9 pp	73.5%	-6.6 pp
Load Factor - Others (%)	71.0%	64.1%	+6.9 pp	72.3%	-1.3 pp
Load Factor - Industry (%)	69.5%	62.9%	+6.6 pp	72.8%	-3.3 pp
International Market
ASK - GOL (billion)	1.0	1.1	-9.8%	1.3	-27.7%
ASK - Others (billion)	7.2	6.2	15.9%	7.0	3.0%
ASK - Industry (billion)	8,3	7,3	14,2%	8,1	3,0%
RPK - GOL (billion)	0.6	0.6	4.8%	0.8	-29.2%
RPK - Others (billion)	5.9	4.8	22.6%	5.5	5.8%
RPK - Industry (billion)	6.5	5.4	20.7%	6.4	1.3%
Load Factor - GOL (%)	61.6%	53.1%	+8.6 pp	62.9%	-1.3 pp
Load Factor - Others (%)	81.7%	77.3%	+4.4 pp	79.5%	+2.2 pp
Load Factor - Industry (%)	79.4%	73.8%	+5.6 pp	76.9%	+2.5 pp

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

Total System	1S11	1S10	Var.%
ASK - GOL (billions)	23.3	22.2	4.7%
ASK - Others (billion)	48.5	40.7	19.2%
ASK - Industry (billions)	71.8	62.9	14.1%
RPK - GOL (billions)	16.2	14.5	11.4%
RPK - Others (billion)	36.0	28.7	25.6%
RPK - Industry (billions)	52.2	43.2	20.8%
Load Factor - GOL (%)	69.5%	65.3%	+4.2 pp
Load Factor - Others (%)	74.3%	70.5%	+3.8 pp
Load Factor - Industry (%)	72.7%	68.7%	+4.1 pp
Domestic Market
ASK - GOL (billions)	21.0	20.0	4.7%
ASK - Others (billion)	34.4	28.4	21.2%
ASK - Industry (billions)	55.3	48.4	14.4%
RPK - GOL (billions)	14.7	13.2	11.4%
RPK - Others (billion)	24.6	19.2	28.4%
RPK - Industry (billions)	39.4	32.4	21.5%
Load Factor - GOL (%)	70.3%	66.0%	+4.3 pp
Load Factor - Outros (%)	71.6%	67.6%	+4.0 pp
Load Factor - Industry (%)	71.1%	67.0%	+4.2 pp
International Market
ASK - GOL (billions)	2.3	2.2	4.5%
ASK - Outros (billion)	14.2	12.3	14.7%
ASK - Industry (billions)	16.5	14.5	13.2%
RPK - GOL (billions)	1.4	1.3	11.1%
RPK - Others (billion)	11.4	9.5	20.0%
RPK - Industry (billions)	12.8	10.8	19.0%
Load Factor - GOL (%)	62.4%	58.7%	+3.7 pp
Load Factor - Others (%)	80.6%	77.1%	+3.6 pp
Load Factor - Industry (%)	78.1%	74.3%	+3.8 pp

Advanced Comparative Data  – ANAC

In October 2010, ANAC altered its method for calculating monthly traffic information (Official Letter no. 11/2010/GEAC/SRE/ANAC) and republished the data for the periods subsequent to January 2009. All the 2010 operational data reflect the new methodology, and may not be entirely comparable to the figures disclosed at that time. According to ANAC, the changes were designed to align the data with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs of international flights, which are now considered to be part of the domestic market. ANAC announced that it will republish the 2008 information at a later date.

Supply

The Company adopted a prudent strategy towards adding capacity in the quarter. As a result, GOL’s domestic-market supply grew by 4.2% year-on-year, versus 21.6% for the other airlines (“others” in the tables above).

Supply on GOL’s total route network increased by 2.9%, due to: (i) the 2.8% increase in the average fleet utilization rate (from 12.7 block hours/day in 2Q10 to 13.0 block hours/day in 2Q11); (ii) the strategy of maximizing aircraft occupation, which pushed up the load factor by 6.2 p.p.; and (iii) GOL’s higher number of destinations between the periods (Montes Claros, Bridgetown and Aeroparque Jorge Newbery in Argentina). This upturn in supply was partially offset by: (a) the 1.0% reduction in the average stage length (893km, versus 902km in 2Q10); (b) the discontinuation of international charter flights and the return of three B767s; and (c) the discontinuation of flights to Bogota, Colombia.

Maintaining its prudent approach to adding capacity (in available seat-kilometers, or ASK), in 1H11 supply on GOL’s domestic route network increased by only 4.7% year-on-year, versus 21.2% for the other airlines, leading to a 7.1% year-on-year decline in GOL’s yields, lower than that of the industry as a whole.

Demand - Domestic Market

Industry demand increased by 26.5% over 2Q10, chiefly due to the 14.4% increase in domestic-market seat supply, which led to lower yields and pushed up domestic passenger traffic in a quarter with a seasonally smaller share of leisure passengers. In 1H11, industry demand  grew by 21.5% due to the fierce competition generated by the substantial upturn in supply, as in the quarterly comparison.

GOL’s demand increased by 14.2% over 2Q10, mainly due to: (i) increased competition in the domestic market, leading to a 13.8% decline in yields; and (ii) an upturn in  domestic traffic due to the rerouting of international traffic to the national market caused by the restrictions on operations in the Southern Cone in June.

In comparison with 1Q11, demand fell by 10.0% due to first-quarter seasonality (school vacations and holidays), as well as the smaller number of domestic charter flights operated by the Company.

Demand – International Market

Industry demand grew by 20.7% year-on-year, chiefly due to Brazil’s economic stability and the continuous appreciation of the Real against the Dollar, which fell by 11.0% in the period, encouraging the expansion of international passenger traffic. In 1H11 international demand increased by 19.0% for the same reasons.

Demand on GOL's international route network grew by 4.8% over 2Q10, chiefly due to: (i) the larger number of international destinations (Barbados and Aeroparque/Buenos Aires); and (ii) joint operations with travel agencies to sell blocks of aircraft seats in order to attract more leisure travelers. The increase was partially offset by the operational restrictions caused by the Chilean volcano Puyehue in the entire Southern Cone region, the decision to discontinue international charter flights and the return of three B767s in the quarter.

In comparison with 1Q11, demand dropped by 29.2% due to: (i) first-quarter seasonality; (ii) the operational restrictions in the Southern Cone in June; (iii) the termination of charter flights in 2Q11; and (iv) the return of three B767s. International market performance was positively impacted by the increase in leisure passengers due to the 4.3% appreciation of the Real against the Dollar.

Load Factor and Yields

As a result of the factors described above, the load factor on GOL’s route network reached 66.5% in 2Q11, 6.2 p.p. up on the 60.4% reported in 2Q10 and 5.8 p.p. down on the 72.3% posted in 1Q11.

In the first half, the Company recorded a load factor of 69.5% in its total network, 4.2 p.p. higher than in 1H10. GOL’s total demand moved up by 11.4%, while supply grew by 4.7%. Consequently, the Company was able to make more efficient use of its fleet, both in term of increased productivity (13.2 block-hours per day, versus 12.8 block-hours in 1H10) and a higher occupation rate.

Yields fell by 13.8% over 2Q10, chiefly due to the 14.4% upturn in the industry’s domestic supply (21.6% excluding GOL). In comparison with 1Q11, yields recorded an 8.2% decline, also due to the tighter competition in the domestic market, exemplified by the 0.5% increase in supply excluding GOL in a quarter seasonally weaker than the first three months.

Operating Data	2Q11	2Q10(*)	Var.%	1Q11(*)	Var.%
Revenue Passengers (000)	8,224	7,248	13.5%	8,595	-4.3%
Revenue Passengers Kilometers (RPK) (mm)	7,571	6,675	13.4%	8,591	-11.9%
Available Seat Kilometers (ASK) (mm)	11,380	11,060	2.9%	11,875	-4.2%
Load Factor	66.5%	60.4%	+6.2 pp	72.3%	-5.8 pp
Break-Even Load Factor (BELF	78.0%	58.2%	+19.9 pp	65.0%	+13.1 pp
Aircraft Utilization (Block Hours.Day)	13.0	12.7	2.8%	13.3	-2.3%
Average Fare (R$)	167.6	194.6	-13.9%	198.2	-15.4%
Yield per Passenger Kilometer Net(R$ cents)	18.21	21.13	-13.8%	19.83	-8.2%
Passenger Revenue per ASK (PRASK) (R$ cents)	12.11	12.75	-5.0%	14.35	-15.6%
Operating Rev. per ASK Net (RASK) (R$ cents)	13.76	14.38	-4.3%	15.96	-13.8%
Operating Cost per ASK (CASK) (R$ cents)	16.14	13.87	16.4%	14.34	12.6%
Operating Cost, Ex- Fuel, per ASK (R$ cents)	9.72	8.70	11.8%	8.70	11.7%
Departures	74,608	72,970	2.2%	75,614	-1.3%
Average Stage Lenght (km)	893	902	-1.0%	930	-4.0%
Average Number of Operating Aircraft	109.0	108.7	0.3%	111.0	-1.8%
Fuel Consumption (mm liters)	358	351	2.0%	382	-6.1%
Full-Time Equivalent Employees at Period End	18,691	18,686	0.0%	18,706	-0.1%
Average Exchange Rate (1)	1.60	1.79	-11.0%	1.67	-4.3%
End of Period Exchange Rate (1)	1.56	1.80	-13.3%	1.63	-4.2%
Inflation (IGP-M) (2)	3.1%	2.8%	+0.3 pp	2.4%	+0.7 pp
Inflation (IPCA) (3)	3.9%	3.1%	+0.8 pp	2.4%	+1.4 pp
WTI (avg. per barrel, US$) (4)	102.34	77.88	31.4%	94.60	8.2%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.83	0.56	46.9%	0.75	10.2%

 Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

(*) 2Q10 operational data were recalculated due to the change in the methodology for calculating air traffic statistics introduced by Anac’s 2010 DCA Manual (Official Letter no. 11/2010/GEAC/SRE/ANAC), published and effective as of October 2011; (**)2Q10 load factor corrected according to the average number of operational aircraft in the period. * Few calculations of variations on the report may not match due to rounding.

Net Revenue

Net revenue totaled R$1,566.3mm in 2Q11, 1.5% down on the R$1,590.9mm recorded in 2Q10, and 17.4% less than the R$1,895.7mm reported in 1Q11, as shown below:

Net Revenue Breakdown (R$ MM)	2Q11	2Q10	Var.%	1Q11 Adjusted	Var.%
Net Revenue	1,566.3	1,590.9	-1.5%	1,895.7	-17.4%
Passenger	1,378.6	1,410.7	-2.3%	1,703.8	-19.1%
Ancilliary	187.8	180.2	4.2%	191.9	-2.1%

Second-quarter passenger revenue came to R$1,378.6mm, 2.3% less than the R$1,410.7mm posted in the same period last year, due to the 13.8% decline in yields, offset by the 6.2 p.p. increase in the load factor. In comparison with 1Q11, passenger revenue fell by 19.1%, due to first-quarter seasonality, the 8.2% decrease in yields and  the 5.8 p.p. decline in the load factor.

Ancillary revenue (cargo, flight rebooking, excess baggage, on-board sales, etc.) grew by 4.2% year on year, due to: (i) the 20% increase in no-show and rebooking fees, fueled by higher operational volume; (ii) the 2.0% upturn in cargo revenue, accounting for approximately 4.0% of total net revenue (versus 3.0% in 2Q10); and (iii) the 3.0% growth in the Smiles mileage program. Ancillary revenue accounted for 12.0% of total net revenue in 2Q11, 0.7 p.p. up on the 11.3% reported in 2Q10, chiefly due to the 2.3% decline in passenger revenue.

In comparison with 1Q11, ancillary revenue fell by 2.1%, due to lower passenger traffic (1Q11 seasonality), which resulted in a 12.5% decline in no-show and rebooking fees, partially offset by a 17.0% increase in cargo revenue.

RASK (revenue per available seat kilometer) decreased by 4.3% year-on-year, from 14.38 cents (R$) in 2Q10 to 13.76 cents (R$), due to the 2.3% decline in passenger revenue as a result of the 13.8% drop in yields, and the conservative increase of 2.9% in the supply on the Company’s total route network, partially offset by: (i) the 6.2 p.p. upturn in the load factor; and (ii) the 4.2% increase in ancillary revenue.

In comparison with 1Q11, RASK fell by 13.8%, chiefly due to: (i) the 19.1% reduction in passenger revenue as a result of the 8.2% decline in yields; (ii) the 5.8 p.p. decrease in the load factor; and (iii) the 2.1% downturn in ancillary revenue, partially offset by the 4.2% reduction in capacity.

Operating Costs and Expenses

Operating Expenses (R$MM)	2Q11	2Q10	Var.%	1Q11 Adjusted	Var.%
Aircraft Fuel	(730.9)	(571.7)	27.8%	(669.1)	9.2%
Salaries, Wages and Benefits	(385.3)	(311.6)	23.7%	(359.4)	7.2%
Aircraft Rent	(112.5)	(136.5)	-17.6%	(128.2)	-12.3%
Sales and Marketing	(89.4)	(88.1)	1.5%	(91.9)	-2.6%
Landing Fees	(96.8)	(77.2)	25.4%	(85.1)	13.7%
Aircraft and Traffic Servicing	(116.7)	(101.4)	15.1%	(108.6)	7.4%
Maintenance, Materials and Repairs	(89.6)	(97.4)	-7.9%	(79.3)	13.0%
Depreciation and Amortization	(90.7)	(80.4)	12.8%	(90.2)	0.6%
Other Operating Expenses	(125.2)	(69.3)	80.7%	(90.8)	38.0%
Total Operating Expenses	(1,837.2)	(1,533.6)	19.8%	(1,702.6)	7.9%
Operating Expenses Ex-Fuel	(1,106.2)	(961.9)	15.0%	(1,033.6)	7.0%

Operating costs totaled R$1,837.2mm in 2Q11, 19.8% (R$303.6mm) up on 2Q10, mainly due to: (i) the 25.4% increase in the fuel cost, in turn caused by the 31.4% upturn in the WTI oil price, and the 2.0% growth in fuel consumption (pushed by the 3.1% increase in the number of hours flown); (ii) higher salaries, wages and benefits due to the 8.75% pay rise and increased operational volume; (iii) a real increase in operating costs (Infraero’s new charging methodology); (iv) increased variable costs due to higher operational volume (airport fees, hotels, handling, aircraft cleaning, landing fees, navigational assistance and other expenses); (v) expenses associated with the return of the B767s; and (vi) non-recurring expenses from the international restrictions imposed by the Puyehue volcanic eruption in Chile.

In comparison with the previous quarter, operating costs climbed by 7.9% (R$134.5mm), chiefly due to: (i) the 9.2% upturn in fuel expenses as a result of the 16.4% increase in the per-liter oil price effectively paid by the Company, in turn due to the 8.2% upturn in the WTI oil price, partially offset by the 6.1% decline in consumption; (ii) higher-than-expected B767 maintenance and return expenses; (iii) higher salaries, wages and benefits; (iv) Infraero’s new landing fee methodology; and (v) non-recurring expenses from accommodation, transportation and meals for passengers due to the international restrictions generated by the Chilean volcano.

Operating Expenses per ASK*	2Q11	2Q10	Var.%	1Q11	Var.%
Aircraft Fuel	(6.42)	(5.17)	24.3%	(5.63)	14.0%
Salaries, Wages and Benefits	(3.39)	(2.82)	20.2%	(3.03)	11.9%
Aircraft Rent	(0.99)	(1.23)	-19.9%	(1.08)	-8.5%
Sales and Marketing	(0.79)	(0.80)	-1.3%	(0.77)	1.6%
Landing Fees	(0.85)	(0.70)	21.8%	(0.72)	18.6%
Aircraft and Traffic Servicing	(1.03)	(0.92)	11.8%	(0.91)	12.1%
Maintenance, Materials and Repairs	(0.79)	(0.88)	-10.5%	(0.67)	17.9%
Depreciation and Amortization	(0.80)	(0.73)	9.6%	(0.76)	4.9%
Other Operating Expenses	(1.10)	(0.63)	75.6%	(0.76)	43.9%
Total (CASK)	(16.14)	(13.87)	16.4%	(14.34)	12.6%
CASK Ex-Fuel	(9.72)	(8.70)	11.8%	(8.70)	11.7%

* CASK = operating costs and expenses divided by ASK, expressed in cents(R$)

Operating costs per ASK (CASK) totaled 16.14 cents (R$) in 2Q11, 16.4% up on the 13.87 cents (R$)  reported in 2Q10 mainly due to higher CASK from fuel, salaries, wages and benefits, landing fees and other non-recurring expenses in the quarter, partially offset by the 2.9% growth in supply. CASK climbed by 12.6% over the 14.34 cents (R$) recorded in 1Q11 due to the same expenses mentioned above and the 4.2% decline in supply.

CASK excluding fuel expenses (CASK ex-fuel) closed 2Q11 at 9.72 cents (R$), 11.8% up on the 8.70 cents (R$) posted in 2Q10, mainly driven by the 20.2% upturn in CASK from salaries, wages and benefits, airport fees and other expenses, which increased by 20.2%, 21.8% and 75.6%, respectively, partially offset by the 2.9% growth in supply. In comparison with 1Q11, CASK ex-fuel moved up by 11.7% for the same reasons, plus the 4.2% decline in supply.

Excluding non-recurring expenses in 2Q11 of: (i) R$43.0mm from the return of the B767s; (ii) R$10.0mm from the termination of a contract with a service provider aiming to obtain future savings; and (iii) R$5.0mm from the operational restrictions generated by the Chilean volcano, CASK ex-fuel would have come to 9.21 cents (R$), 5.9% up on 2Q10 and 5.8% more than in 1Q11.

Aircraft fuel costs stood at R$730.9mm in 2Q11, accounting for 39.8% of the Company’s overall operating costs, versus 37.3% in 2Q10. In year-on-year terms, furl costs moved up by 27.8%, or R$159.2 million, due to: (i) the 31.4% upturn in the WTI oil price; and (ii) the 2.0% growth in fuel consumption as a result of the 3.1% increase in the number of hours flown, partially offset by the average 11.0% period depreciation of the Dollar against the Real.

In comparison with 1Q11, aircraft fuel costs rose by 9.2%, due to the 8.2% increase in the average WTI oil price, partially offset by: (i) the 6.1% decrease in fuel consumption due to the 3.0% decline in the number of hours flown; and  (ii) the average 4.3% period depreciation of the Dollar against the Real. In per-ASK terms, fuel costs rose by 24.3% and 14.0% over 2Q10 and 1Q11, respectively.

It is important to note that the fuel price per liter effectively paid by the Company is the result of a  moving average of exchange rates and the price of kerosene-type jet fuel (QAV) sold in the months prior to period for which the prices are negotiated. Consequently, 2Q11 absorbed the highly unfavorable price indices of this input in the previous months. As a result of this methodology, the effective per-liter fuel price grew by 25.4% and 16.4% over 2Q10 and 1Q11, respectively.

Salaries, wages and benefits came to R$385.3mm in 2Q11, 23.7% (R$73.7 million) up on 2Q10, chiefly due to: (i) the impact of the 8.75% pay rise on the 2011 payroll; (ii) the increase in flight crew bonuses due to the 3.1% upturn in the number of hours flown; (iii) training expenses of R$5.0 mm due to the hiring of around 400 co-pilots, who will gradually become active in order to ensure sustainable growth in the coming years (there was also a temporary increase of the total payroll); and (iv) expenses from contract terminations totaling around R$5.5mm in 1Q11 due to the conclusion of the operational improvement projects.

In comparison with 1Q11, salaries, wages and benefits grew by 7.2% due to the pilot training expenses and non-recurring expenses from contract terminations mentioned above, partially offset by the decline in flight crew bonuses due to the 3.1% reduction in the number of hours flown. In per-ASK terms, these expenses grew by 20.2% over 2Q10 and 11.9% over 1Q11.

Aircraft leasing costs totaled R$112.5mm, 17.6% (R$24mm) down year-on-year, due to: (i)  the lower number of aircraft under operational leasing (80 in 2Q11 versus 87 in 2Q10), including three B767s that were returned between the end of March and June 2011; and (ii) the average 11.0% period depreciation of the Dollar against the Real.

In comparison with 1Q11, leasing costs fell by 12.3%, due to: (i) the lower number of aircraft under operational leasing (80 in 2Q11 versus 86 in 1Q11); and (ii) the average 4.3% period appreciation of the Real against the Dollar. In per-ASK terms, aircraft leasing costs fell by 19.9% and 8.5% over 2Q10 and 1Q11, respectively.

Sales and marketing expenses came to R$89.4mm in 2Q11, virtually flat in relation to 2Q10 (edging up by just 1.5%, or R$1.3mm). In per-ASK terms, sales expenses declined by 1.3% over 2Q10 and climbed by 1.6% over 1Q11.

Landing fees totaled R$96.8mm, 25.4% (R$19.6mm) more than the R$77.2mm recorded in 2Q10, due to: (i) the R$15.0mm impact of the new landing fee methodology established by Infraero at the leading airports under its concession at the end of 1Q11; and (ii) the 2.2% upturn in the number of departures, partially offset by the average 11.0% period depreciation of the Dollar against the Real (with an impact on international landing fees).

Compared to 1Q11, these fees rose by 13.7%, due to the initial imposition of Infraero’s new landing fee methodology in the second half of March 2011, partially offset by the 1.3% decrease in the number of arrivals and departures and the average 4.3% period depreciation of the Dollar against the Real. In per-ASK terms, these fees increased by 21.8% and 18.6% over 2Q10 and 1Q11, respectively.

Traffic servicing expenses totaled R$116.7mm, 15.1% (R$15.3mm) up on 2Q10, as a result of: (i) the increase in expenses from services associated with operational volume (especially baggage handling, collection and forwarding) totaling approximately R$6.5mm, due to the 2.2% upturn in arrivals and departures; (ii) around R$5.5mm in additional IT expenses due to the improvement of technologies such as the remote check-in and the new Smiles system; and (iii) non-recurring consulting and legal counseling expenses associated with the Webjet acquisition.

In comparison with 1Q11, these expenses climbed by 7.4%, chiefly due to the same reasons mentioned above, partially offset by the 1.3% decline in operational volume (represented by the number of landings). In per-ASK terms, these costs increased by 11.8% year-on-year and 12.1% quarter-on-quarter.

Maintenance, materials and repairs came to R$89.6mm in 2Q11, 7.9% down on the R$97.4mm reported in 2Q10, mainly due to the concentration of expenses associated with the fleet renovation and unification program incurred in 2Q11, with the return of six B737-300s and the reactivation of five B767s for charter operations, partially offset by: (i) higher-than-expected expenses of around R$18.0mm from the return of three B767s; and (ii) the average 11.0% period depreciation of the Dollar against the Real, given that most of these expenses are in foreign currency.

Compared to 1Q11, these expenses increased by 13.0% due to the expenses from aircraft returns described above, partially offset by the average 4.3% period depreciation of the Dollar against the Real. In per-ASK terms, these expenses fell by 10.5% over 2Q10 and increased by 7.9% over 1Q11.

Depreciation and amortization expenses totaled R$90.7mm, 12.8% up on the R$80.4mm reported in 2Q10, due to: (i) the higher number of aircraft under financial leasing (41 in 2Q11 versus 35 in 2Q10); and (ii) an increase in the depreciation of estimated reconfiguration costs for aircraft without a purchase option to be incurred when these aircraft are returned, and an upturn in contractually established costs associated with improvements in major engine overhauls.

In comparison with 1Q11, these expenses remained virtually flat due to the similar fleet profile between the periods (41 and 39 aircraft under financial leasing in 2Q11 and 1Q11, respectively). In per-ASK terms, these expenses climbed by 9.6% over 2Q10 and by 4.9% over 1Q11.

Other operating costs and expenses (mainly crew travel, accommodation and daily expenses, direct passenger expenses, equipment leasing, aircraft insurance, general and administrative expenses, and fines) totaled R$125.2mm in 2Q11, 80.7% up on 2Q10, chiefly due to: (i) a contractual penalty of approximately R$24.1mm from the early return of three B767s; (ii) the increase of approximately R$9.0mm in variable expenses directly linked to operational volume  (crew travel, accommodation, meals, transportation and direct passenger expenses) due to the 2.2% upturn in the number of landings; (iii) non-recurring expenses of R$5.0mm due to flight cancellations and delays of more than four hours, pursuant to ANAC Resolution 141, mainly due to the international restrictions in the Southern Cone region for most of June due to ash from the Chilean volcano Puyehue; (iv) a non-recurring expense of R$10.0mm from the termination of the contract with a baggage-handling provider in order to obtain(net of the legal reserve)  commercial benefits and future savings from the new provider; and (v) the 90% increase in expenses from the redemption of miles for use in international partner airlines.

In comparison with 1Q11, these expenses increased  by 38.0% for the same reasons mentioned above, partially offset by the 5.0% decline in variable expenses directly linked to operational volume, due to the 2.2% period decrease in departures. In per-ASK terms, these expenses grew by 75.6% and 43.9% over 2Q10 and 1Q11, respectively.

Operating Result

Operating Results (R$ MM)	2Q11	2Q10	Var.%	1Q11 Adjusted	Var.%
EBIT	(270.8)	57.3	nm	193.1	nm
Margin	-17.3%	3.6%	nm	10.2%	nm
per ASK	(2.38)	0.52	nm	1.63	nm
EBITDA	(180.1)	137.6	nm	283.3	nm
Margin	-11.5%	8.7%	nm	14.9%	nm
per ASK	(1.58)	1.24	nm	2.39	nm
EBITDAR	(67.6)	274.2	nm	411.5	nm
Margin	-4.3%	17.2%	nm	21.7%	nm
per ASK	(0.59)	2.48	nm	3.47	nm

The 2Q11 operating losses (EBIT) was R$270.8mm, with a negative operating margin of 17.3%, below the positive R$57.3mm (margin of 3.6%) recorded in 2Q10 and the positive R$193.1mm (margin of 10.2%) reported in 1Q11. The negative result was due to fiercer competition in the Brazilian market, which resulted in a 1.5% reduction in net revenue over 2Q10, and the pressure on the Company’s operating costs, which moved up by 19.8% in nominal terms in the same period, mainly due to higher fuel costs and the decision to incur expenses in 2Q11 which will generate savings in the future.

Hedge Result

The Company records derivative financial instruments in accordance with IAS 39 ― Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM) 1Q11	WTI	Foreign Exchange	Interest Rate	Total
Subtotal – Operating Result	(26.4)	(14.6)	-	(41.0)
Subtotal – Financial Result	-	(13.0)	(8.9)	(21.9)
Total	(26.4)	(27.5)	(8.9)	(62.9)
OCI (gross value)	9.0	-	(11.4)	(2.4)

*OCI (OTher Comprehensive Income): is a temporary account that they record the fair value adjustments, both positive and negative, of future period operations. The purpose is to show the result as close to the company's reality as possible. As the results of operations occur in their proper periods, they are incorporated into the company's results. Gol is registered in the fair value of hedge maturing in future periods

In the second quarter of 2011, the Company recognized a net loss from effective hedge operations of R$62.9mm (dealt with in more detail in the Financial Result section), with a negative cash impact of R$26.9mm in the same period.

Fuel: fuel consumption hedge transactions, which are effected through crude oil (WTI and Brent) derivative contracts, generated losses of R$26.4mm in the quarter. Of this total, gains of R$21.3mm from contracts maturing in 2Q11 and losses of R$47.7mm from contracts maturing in the future, but which were booked in advance under the financial result, were considered ineffective for hedge accounting purposes.

Foreign exchange: foreign exchange hedge transactions generated a net loss of R$27.5mm, booked under the financial result. Of this total, losses of R$14.6mm originated from hedge accounting contracts, R$0,6 million of which from contracts maturing in the future, and losses of R$13.9mm referred to future Dollar contracts designated as a fair value hedge. The company also reported a R$13.0mm loss booked under financial expenses referring to transactions which were not considered effective for hedge accounting purposes.

Interest: in 1Q11 and 2Q11 the Company contracted future swaps as a hedge against future aircraft delivery. The market value of contracts that were considered effective for cash flow hedge accounting purposes were recognized under OCI. The contracts that were not considered effective for hedge accounting purposes had a negative market value of R$8.9mm, booked under the financial result.

Hedge Operations – Mark to Market Value	3Q11	4Q11	1Q12	2Q12	Total
Fuel
Notional Volume in Barrels ('000)	2,165	1,713	1,180	663	5,721
Price per Barrel (US$)*	111.63	123.99	130.54	133.15	121.73
Mark-to-Market Value (R$MM) **	377,284	331,581	240,475	137,814	1,087,154
Foreign Exchange
Notional Value in US$ MM	19,750	10,500	-	-	30,250
Agreements Average Exchange Rate	1.7247	1.8000	-	-	1.7508
Total in R$MM	34.1	18.9	-	-	52.9

* Weighted average of derivative strikes.  Average for cap prices only.

** On 06/30/2011, the exchange rate was R$1.5611 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company has a Financial Risk Policy Committee, comprising certain members of the Board of Directors, an external consultant, and senior executives. The committee meets quarterly to monitor and set 24-month targets on a rolling basis. The Committee can also meet extraordinarily if any of its members calls a meeting. Management builds its hedge position based on these decisions.

All the financial instruments used for hedging purposes consist of WTI and Brent call options, WTI swaps, WTI and Heating Oil zero cost collar contracts, Dollar options, Dollar forwards, FX and CDI swaps, and fixed and floating interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

The tables below show the sensitivity analysis on June 30, 2011 and 2010, and the impacts of the price of financial instruments on the Company's annual result, which includes hedge results and expenses related to it, and on its shareholders' equity, based on the scenarios described below:

Fuel: 10 p.p. increase and reduction in the price of fuel, all other variables remaining constant;

(R$ MM)	June 30 2011		June 30 2010
	Effect on net income before income taxes	Effect on shareholders’ equity		Effect on net income before income taxes
+10p.p.	(72.5)	(42.4)	(56.4)	(31.4)
-10p.p.	72.5	45.0	56.4	37.1

Dollar exchange rate: 10 p.p. increase and reduction in the dollar exchange rate, all other variables remaining constant;

(R$ MM)	June 30 2011		June 30 2010
	Effect on net income before income taxes	Effect on shareholders’ equity		Effect on net income before income taxes
+10p.p.	(93.9)	(62.0)	(81.5)	(36.0)
-10p.p.	93.9	62.0	81.5	40.8

Interest rate - Libor: 10 p.p. increase and reduction in the Libor rate, all other variables remaining constant.

(R$ MM)	June 30 2011		June 30 2010
	Effect on net income before income taxes	Effect on shareholders’ equity		Effect on net income before income taxes
+10p.p.	-	6.1	(0.01)	(0.19)
-10p.p.	-	(6.1)	0.01	0.21

Net Financial Result

The 2Q11 net financial result was an expense of R$87.0mm, versus an expense of R$114.6mm in 2Q10 and an expense of R$21.3mm in 1Q11.

Financial Result (R$ MM))	2Q11	2Q10	Var.%	1Q11 Adjusted	Var.%
Interest Expenses	(86.7)	(81.3)	6.6%	(89.0)	-2.6%
Finance Leases	(20.0)	(22.9)	-12.3%	(21.6)	-7.2%
Other Interest Expenses	(66.6)	(58.4)	14.0%	(67.4)	-1.1%
Exchange Variation	27.0	(29.9)	nm	65.1	-58.5%
Interest and Investment Income	33.4	28.6	16.8%	36.6	-8.8%
Hedge Results	(62.9)	(25.7)	144.3%	(30.6)	105.3%
Other	2.1	(4.9)	nm	(3.4)	nm
Net Financial Results	(87.0)	(113.2)	-23.1%	(21.3)	308.5%

Interest expenses totaled  R$86.7mm, 6.6% up on 2Q10, chiefly due to: (i) interest expenses from the R$600mm debenture issue launched in September 2010; (ii) higher interest expenses from the senior notes issued in July 2010 and maturing in 2020; (iii) interest expenses from the R$500mm debenture issue launched in June 2011; and (iv) the larger number of aircraft classified under financial leasing (41 in 2Q11 versus 35 in 2Q10), partially offset by the average 13.3% appreciation of the Real against the Dollar.

In comparison to 1Q11, these expenses fell by 2.6%, chiefly due to the 4.2% appreciation of the Real, which had a positive impact on interest payments on foreign-currency debt, which accounted for around 67% of the Company’s total debt at the end of 2Q11.

The exchange and monetary variation generated a gain of R$27.0mm, versus a loss of R$29.9mm in 2Q10, due to the 13.3% appreciation of the Real, which had a direct impact on foreign-currency-denominated financial assets and liabilities, partially offset by: (i) the reduced dollar exposure of the Company’s debt (67% in 2Q11, versus 81.0% in 2Q10); and (ii) the non-recurring recognition of an exchange expense of R$76.5mm due to the reclassification of maintenance deposits from “non-monetary assets” to “monetary assets”.

On June 30, 2011, the Company altered the classification of maintenance deposits from non-monetary to monetary assets, thereby rendering them subject to the exchange variation and/or monetary restatement. As of 2011, the realization of these assets was recognized via the flow of financial resources in accordance with the negotiations with the lessors. On June 30, the Company recorded an expense of R$76.5mm from the exchange variation. Consequently, subsequent events involving maintenance deposits and their exchange variations and/or monetary restatement may have a positive or negative effect on the financial result.

In comparison with 1Q11, there was a reduction of 58.5% due to the above-mentioned reclassification of maintenance deposits, partially offset by the 4.2% appreciation of the Real in 2Q11, versus 2.3% in the previous quarter.

Financial revenue totaled R$33.3mm in 2Q11, 16.8% up on the R$28.6mm recorded in 2Q10, due to: (i) financial gains from increased investments of the Company’s cash position, which is already equivalent to 29.0% of LTM net revenue; and (ii) the 5.9% period upturn in the average CDI interbank rate on fixed-income investments. Financial revenue fell by 8.8% over the R$36.6mm recorded in 1Q11 due to the higher volume of cash invested in the latter quarter, partially offset by the 5.9% increase in the  average CDI rate.

Other financial revenue/expenses was a positive R$2.1mm in 2Q11, versus an expense of R$4.9mm in 2Q10, thanks to revenue of approximately R$6.0mm due to the benefit conceded by Law 11941/99 arising from the utilization of part of the credits from the tax loss carry forwards for the settlement of interest and fines related to federal tax debt installment payments (REFIS), partially offset by banking commissions from the senior notes issue in July 2010 and the debenture issues in September 2010 and June 2011 (recognized in the income statement along the debt’s validity period). In comparison with the previous quarter, there was an improvement of R$5.5mm from an expense of R$3.4mm, for the same reasons mentioned above.

Income Tax

Income Taxes (R$)	2Q11	2Q10	Var.%	1Q11 Adjusted	Var.%
Current Income Tax	3.8	11.9	-68.1%	(4.1)	nm
Deferred Income Tax	(4.7)	(7.9)	-40.7%	(57.2)	-91.9%
Net Financial Results	(0.9)	4.0	nm	(61.3)	-98.6%

Total 2Q11 income tax was an expense of R$0.9mm, versus revenue of R$4.0mm in 2Q10. This variation was mainly due to reversal of the current income tax in 1Q11, due to a reduction on tax base earned in 2Q11.

In comparison with the previous quarter, which recorded an expense of R$61.3 million, the decrease was primarily due to a 91.9% decrease on income tax and social contribution due to: (i) lower aircraft in form of finance leases addition (2 in 2Q11 versus 4 in 1Q11), and (ii) the reversal of part of income tax and social contribution taxes previously known for use in payment of fines and interest on federal debts consolidation, included in REFIS. Also contributed to the reduction in total income tax, the drop in income tax expense due to lower taxable income.

Net Result

GOL posted a net loss of R$358.7million in 2Q11, versus loss of R$51.9mm in 2Q10, primarily due to the negative operating result, which was impacted by continuing fierce competition in the domestic market and pressure on operating costs, in turn chiefly due to increased fuel and payroll expenses. In addition, in 2Q11 the Company opted to realize additional expenses from the return of low-performance aircraft with high maintenance costs, which will generate savings in the medium to long term. The net loss was also influenced by the non-recurring recognition of R$76.5mm in the financial result due to the change in the procedures for booking maintenance deposits.

Liquidity and Indebtedness

Total Liquidity (R$ MM)	2Q11	2Q10	Var.%	1Q11	Var.%
In Reais	2,348.3	1,839.8	27.6%	2,107.6	11.4%
Cash and Financial Assets	2,067.2	1,589.3	30.1%	1,847.1	11.9%
Short Term Receivables	281.1	250.5	12.2%	260.5	7.9%
Total Liquidity	2,348.3	1,839.8	27.6%	2,107.6	11.4%

Cash and cash equivalents (including short-term investments) ended the quarter at R$2,067.2mm, 30.1% and 11.9% up on 2Q10 and 1Q11, respectively. The increase over the previous quarter was chiefly due to the 5th debenture issue in June 2011, totaling R$500.0mm and maturing in 2017, partially offset by negative operating cash flow and higher disbursements in relation to the hedge program – as of April 2011, the Company  increased its fuel hedge to around 50% of projected consumption for the next 36 months from 20% of consumption for the next 12 months.

GOL continues to pursue its disciplined strategy of maintaining a cash balance of at least 25% of LTM net revenue in order to ensure high competitiveness in the domestic market and cope with any adverse global economic situations. In 2Q11, the ratio of LTM net revenue was 29.0%. Cash and cash equivalents increased by 11.9% over the previous quarter and total cash was equivalent to 6.0 times obligations due in the next 12 months (versus 2.7x in 2Q10 and 5.9x in 1Q11), comprising: (i) a cash balance of R$1,643.5mm; and (ii) R$423.7mm in cash equivalents financial assets. The current liquidity ratio (cash and cash equivalents plus receivables divided by current liabilities) stood at 1.3x (compared to 0.9x in 2Q10 and 1.4x in 1Q11).

Short-term receivables include ticket sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 2Q11, these receivables totaled R$281.1mm, 12.2% more than the R$250.5mm recorded in 2Q10 and 7.9% up on the R$260.5mm posed in 1Q11, mainly due to the upturn in advanced bookings

Financing Debt (R$ MM)	2Q11	2Q10	Var.%	1Q11	Var.%
Aircraft Financing	1,590.9	1,767.0	-10.0%	1,609.7	-1.2%
Finance Leases	1,590.9	1,661.0	-4.2%	1,609.7	-1.2%
PDP Facility	-	106.0	-100.0%	-	nm
Loans and Financings	2,390.2	1,480.9	61.4%	1,963.8	21.7%
Loans and Financings (ex-perpetual notes)	2,110.8	1,159.4	82.1%	1,672.3	26.2%
Perpetual Notes	279.4	321.5	-13.1%	291.5	-4.2%
Accumulated Interest	61.0	22.5	171.1%	31.7	92.4%
Gross Debt	4,042.2	3,270.4	23.6%	3,605.2	12.1%
Operating Leases (off-balance)	1,817.7	2,588.9	-29.8%	1,967.2	-7.6%
Total Loans and Financing	5,859.9	5,859.3	0.0%	5,572.4	5.2%

* The sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements.    * Few calculations of variations on the report may not match due to rounding.

In line with its strategy of strengthening the balance sheet, GOL is in a comfortable situation regarding the amortization of debt maturing within the next three years. On June 30, 2011, total loans and financings came to R$4,042.2million. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 7.9 years and an average rate of 12.2% for local-currency debt and 6.3% for dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$3,762.7million, 27.6% up on 2Q10, due to: (i) the 4th and 5th debenture issues; and (ii) the R$300mm senior notes issue in July 2010. In comparison with the previous quarter, total debt, excluding the perpetual bonds came to R$3,313.7mm, increased by 13.9%, chiefly due to the 5th debenture issue totaling R$500mm.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2011 and 2021, came to R$5,859.9mm, virtually identical to the 2Q10 figure, due to: (i) the reduced number of aircraft under operational leasing; and (ii) the 13.3% period appreciation of the Real against the Dollar, offset by the new debt issues mentioned in the previous paragraph. In comparison with 1Q11, total financial obligations increased by 5.2% due to the 5th debenture issue, partially offset due to fewer aircraft under operating leasing and by the 4.2% appreciation of the Real against the Dollar.

Aircraft Financing (R$ MM)	2Q11	2Q10	Var.%	1Q11	Var.%
Short Term (Foreign Currency)	127.2	252.6	-49.6%	139.6	-8.9%
PDP Facility	-	106.0	-100.0%	-	nm
Finance Leases	127.2	146.6	-13.2%	139.6	-8.9%
Long Term Debt (Foreign Currency)	1,463.8	1,514.5	-3.3%	1,470.0	-0.4%
Financial Leases	1,463.8	1,514.5	-3.3%	1,470.0	-0.4%
Total Aircraft Financing	1,590.9	1,767.0	-10.0%	1,609.6	-1.2%

At the end of 2Q11, aircraft acquisition financing totaled R$1,590.9mm, composed of financial leasing operations, which correspond to financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, backed by the U.S. Ex-Im Bank. In comparison with 2Q10, there was an 10.0% decline, due to: (i) the settlement of the PDP facility; (ii) period amortizations; and (iii) the 13.3% reduction in the end-of-period Dollar exchange rate. Partially offset by the addition of six aircraft under financial leasing between the periods. In comparison with 1Q11, aircraft acquisition financing fell by 1.2%, also due to the appreciation of the Real, offset by the addition of two aircraft under finance leasing in the fleet.

Financial Debt Schedule (R$ MM)	2011	2012	2013	2014	2015	> 2015	Total
In Reais	42.2	19.0	35.3	19.3	598.9	500.4	1,215.0
BDMG I e II	3.4	4.4	6.4	4.3	4.3	7.6	30.5
BNDES	13.6	1.2	-	-	-	-	14.8
BNDES-Safra	25.2	13.4	28.9	15.0	-	-	82.5
Debentures		-	-	-	594.5	492.7	1,087.3
Foreign Currency	111.7	-	-	-	-	1,063.5	1,175.2
IFC	79.2	-	-	-	-	-	79.2
FINIMP	32.4	-	-	-	-	-	32.4
Senior Notes	-	-	-	-	-	-	-
Perpetual Bonds	-	-	-	-	-	784.1	784.1
Foreign Currency	-	-	-	-	-	279.4	279.4
Total	153.9	19.0	35.3	19.3	598.9	1,563.9	2,390.2
% of total in foreign currency	73%	0%	0%	0%	0%	68%	49%

Financial Ratios	2Q11	2Q10	Var.%	1Q11	Var.%
% of Foreign Currency Debt (balance sheet)	67.3%	80.6%	-13.3 pp	77.2%	-9.9 pp
Cash and Equivalents as % of LTM Net Revenues	29.0%	24.7%	+4.3 pp	25.9%	+3.2 pp
Net Debt (R$ MM)	1,975.0	1,681.2	17.5%	1,758.1	12.3%
Net Debt Excluding Perpetual Bond & PDP Facility	1,695.6	1,253.6	35.3%	1,466.6	15.6%
Net Financial Commitments[1]	3,792.7	4,270.0	-11.2%	3,725.3	1.8%
Adjusted Gross Debt[2]	7,612.5	7,352.5	3.5%	7,343.7	3.7%
Adjusted Net Debt	5,545.3	5,763.1	-3.8%	5,496.6	0.9%
Adjusted Gross Debt[2].EBITDAR LTM*	6.3x	5.8x	8.6%	4.8x	31.3%
Adj. Gross Debt[2].EBITDAR + Interest Revenue LTM*	5.7x	5.5x	3.6%	4.4x	29.5%
Adjusted Net Debt[3].EBITDAR*	4.6x	4.5x	2.2%	3.6x	27.8%
Adjusted Net Debt[2].EBITDAR + Interest Revenue LTM*	4.2x	4.3x	-2.3%	3.3x	27.3%
Adj. Gross Debt to Adj[2]. Capitalization (balance sheet)	0.7x	0.7x	0.0%	0.7x	0.0%
Adj. Gross Debt to Adj[2]. Capitalization (market cap) [3]	0.6x	0.7x	-14.3%	0.7x	-14.3%
EBITDA . Financial Expenses*	1.9x	2.3x	-17.4%	2.9x	-34.5%
Financial Commitments *.EBITDAR*	3.2x	3.4x	-5.9%	2.4x	33.3%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 of the consolidated financial statements) less cash and cash equivalents and short-term financial investments;2Gross Debt + LTM operational leasing expenses x 7

3Adjusted gross debt (cash equivalents and short-term financial investments) minus cash

3Price of R$18.63 per share. * Few calculations of variation on the report may not match due to rounding.

Loans and Financings (R$MM)	2Q11	2Q10	Var.%	1Q11	Var.%
Short Term	342.1	596.8	-42.7%	312.6	9.4%
In Reais	70.3	209.6	-66.5%	131.8	-46.7%
Working Capital	-	125.0	nm	82.7	nm
BNDES	13.6	14.4	-5.2%	14.0	-2.7%
BNDES-Safra	25.2	13.4	88.7%	28.4	-11.1%
Debentures	-	46.3	nm	-	nm
BDMG	3.4	3.2	6.3%	3.5	-1.3%
Interest	28.0	7.4	280.4%	3.2	770.5%
In Foreign Currency	271.8	387.2	-29.8%	180.9	50.3%
Working Capital	79.2	101.5	-21.9%	-	nm
PDP Facility	-	106.0	nm	-	nm
IFC Loan	32.4	15.0	115.9%	10.1	221.5%
FINIMP	-	2.9	nm	2.7	nm
Financial Leases	127.2	146.6	-13.3%	139.6	-8.9%
Interest	33.0	15.2	117.8%	28.5	16.1%
Long-Term	3,420.6	2,352.2	45.4%	3,001.0	14.0%
In Reais	1,172.8	425.6	175.6%	689.9	70.0%
BNDES	1.2	15.5	-92.3%	4.8	-75.0%
BNDES-Safra	57.3	54.1	5.9%	63.7	-10.1%
BDMG	27.0	28.7	-5.7%	27.3	-1.2%
Debentures	1,087.3	327.3	232.2%	594.0	83.0%
In Foreign Currency	2,247.9	1,926.6	16.7%	2,311.2	-2.7%
IFC Loan	-	37.5	nm	23.8	nm
Financial Leases	1,463.8	1,514.5	-3.3%	1.470.0	-0.4%
Senior Notes	784.1	374.6	109.3%	817.4	-4.1%
Gross Debt Including Perpetual Bonds	3,762.7	2,948.9	27.6%	3,313.7	13.6%
Perpetual Bonds	279.4	321.5	-13.1%	291.5	-4.2%
Gross Debt	4,042.2	3,270.4	23.6%	3,605.2	12.1%

* Some calculations may not match due to rounding up or down.

Fleet and Fleet Plan

The Company closed 2Q11 with a standardized operational fleet of 115  B737-700 and 800 NG  aircraft, with an average age of 6.9 years and a total fleet of 121 aircraft. Three B767-300 aircraft were returned during the quarter.

Operating Fleet	Seats (1)	2Q11	2Q10	Var.%	1Q11	Var.%
Regular Flights
B737-300	141	-	-	-	-	-
B737-700 NG	144	43	42	1	40	3
B737-800 NG	177	17	17	-	15	2
B737-800 NG SFP	187	55	52	3	56	(1)
Subtotal	18,887	115	111	4	111	4
Charters	Seats (1)	2Q11	2Q10	Var.%	1Q11	Var.%
B767-300 ER	218	-	4	(4)	4	(4)
Sub Total (2)	19,759	115	115	-	115	-
Non Operating Fleet	Seats (1)	2Q11	2Q10	Var.%	1Q11	Var.%
B737-300 (3)	141	-	5	(5)	3	(3)
B737-700 NG	144	-	-	-	2	(2)
B737-800 NG	177	-	-	-	3	(3)
B737-800 NG SFP	187	3	-	3	-	3
B767-300 ER (3)	218	3	2	1	2	1
Sub Total(4)	1,501	6	7	(1)	10	(4)
Total	21,437	121	122	(1)	125	(1)

(1) Total number of seats in 2Q11.

(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).

(3) Three B767s were returned in 2Q11 and are no longer part of the Company’s 2011 total fleet. The other B767s are not in the operational fleet.

(4) Three B737-800 NG SFP aircraft are currently subleased to an European airline.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 121 aircraft, 80 were under operational leasing and 41 under financial leases. GOL also has purchase options on 35 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* inclui aeronaves SFP (Short Field Performance)

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	164.8	392.9	468.0	434.1	352.8	65.4	1,878.0
Aircraft Acquisition Commitments	885.1	377.3	2,060.0	3,304.6	2,878.4	6,574.8	16,080.2
Total	1,049.9	770.2	2,528.0	3,738.7	3,231.2	6,640.2	17,958.2

*Price List

Capex

GOL invested R$100.0mm in 2Q11, 63% of which in the acquisition of aircraft to be delivered between 2011 and 2013 (pre-delivery deposits); 24% in the purchase of parts; and around 14% in IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the  Wheel and Brake Workshop). Capex in 2011 is estimated at around R$500mm to R$550mm.

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	35,963,279	27.0	172,995,997	64.0
Board	16	-	2,004,542	1.5	2,004,558	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Free-Float	-	-	94,931,886	71.2	94,931,886	35.1
Total	137,032,734	100.0	133,354,132	100.0	270,386,866	100.0

Summary: 2011 Guidance

GOL has revised its 2011 guidance given the current domestic competitive scenario, continuing high fuel costs and higher-than-expected expenses.

2011 Guidance	Previous Scenario		Scenario		Real 2011
	Worst	Best	Worst	Best	JAN-JUN
Brazilian GDP Growth	4.0%	5.0%	4.0%	5.0%	3.6%
Domestic Demand Growth (%RPKs)	10.0%	15.0%	12.0%	18.0%	21.4%
Passengers Transported (MM)	34	36	34	36	17
GOL Capacity (ASKs billion)	48.0	50.0	48.0	50.0	23
Fleet (end of period)	115	115	115	115	115
Yield (R$ cents)	19.5	21.0	18.5	19.8	19.1
GOL Demand (RPKs billion)	33.0	35.0	34.0	36.0	16
Departures (000)	315	340	315	340	150
CASK Ex-fuel (R$ cents)	8.7	8.3	9.4	9.0	9.5
Fuel Liters Consumed (billion)	1.55	1.65	1.55	1.65	0.7
Fuel Price (R$.liter)	2.10	2.00	2.10	2.00	1.89
Average WTI (US$.barrel)	115	100	115	100	99
Average Exchange Rate (R$.US$)	1.68	1.58	1.65	1.55	1.63
Operating Margin (EBIT)	6.5%	10.0%	1.0%	4.0%	(3.9)%

The Company's quarterly earnings results reflect significant and variable seasonality, which limits the comparison with projections released regarding the entire fiscal year. The Company compares the forecasts with actual results after publishing the financial statements for each full fiscal year. The annual results of such comparisons can be found in the Company’s Reference Form, Section 11.

Contacts

Investor Relations

Leonardo Pereira
Edmar Lopes
Raquel Kim
Gustavo Mendes

Phone: (11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ri

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone.: 1 (212) 704-8196 / 704-4484

E-mail: meaghan.smith@edelman.com

or robby.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 940 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands. It operates  a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

Balance Sheet (R$`000) IFRS	2Q11	1Q11	2Q10
Assets	9,165.926	9,021,205	8,601,342
Current Assets	2,659.531	2,538.562	2,258.750
Cash and Cash Equivalents	1,643.472	1,797.616	1,517.990
Financial Assets	313.431	21.900	39.467
Restricted Cash	-	-	31.879
Trade and Other Receivables	281.087	260.528	250.460
Inventories of Parts and Suplies	141.746	166.029	166.672
Recoverable Income Taxes	117.644	115.247	101.699
Deposits	-	-	-
Prepaid Expenses	88.727	92.490	109.098
Other Current Assets	73.424	84.752	39.548
Non-Current Assets	4,918.498	4,837.554	4,567.622
Property and Equipment, Net	3,659.079	3,581.871	3,307.274
Intangible Assets	1,259.419	1,255.683	1,260.348
Other Non-Current Assets	1,617.897	1,645.089	1,774.970
Prepaid Expenses	49.515	51.858	58.887
Deposits	611.435	692.701	821.939
Deferred Income Taxes	831.022	823.260	852.446
Short Term Investments	110.264	27.598	-
Restricted Cash	8.608	33.184	33.082
Other Current Assets	7.053	16.488	8.616
Liabilities and Shareholders’ Equity	9,165.926	9,021.205	8,601.342
Current Liabilities	1,725.982	1,546.138	2,123.207
Short-Term Borrowings	342.102	312.628	596.759
Accounts Payable	235.215	198.914	465.661
Salaries, Wages and Benefits	252.682	224.652	205.465
Tax Obligations	50.403	46.285	43.239
Sales Tax and Landing Fees	140.344	136.509	71.203
Advance Ticket Sales	492.763	404.431	429.837
Provisions	15.708	23.182	28.039
Mileage Program	55.744	52.012	71.621
Customers advance	29.023	16.212	116.103
Dividends payable	593	51.450	576
Other Current Assets	111.405	79.863	94.704
Non-Current Liabilities	4,865.295	4,490.132	3,764.215
Long-Term Debt	3,700.052	3,292.586	2,673.656
Mileage Program	162.586	151.703	208.895
Advance for Costumers	-	23.840	46.859
Deferred Income Taxes	670.276	672.692	561.129
Provision	181.295	186.329	65.485
Tax Obligations	121.833	130.926	96.764
Other Non-Current Liabilities	29.253	32.056	111.427
Shareholder’s Equity	2,604.649	2,984.935	2,713.920
Issued Share Capital	2,316.462	2,316.462	2,181.801
Capital Reserves	60.263	60.263	60.263
Treasury Shares	(11.887)	(11.887)	(11.887)
Other Reserves	(76.280)	26.356	32.192
Retained Earnings	316.091	593.741	451.551

Income Statement (R$’000) IFRS	2Q11	2Q10	% Var.	1Q11	% Var.	2010	2009	% Var.
Net operating revenues	1,566,341	1,590,854	-1.5%	1,895,722	-17.4%	6,979,447	6,025,382	15.8%
Passenger	1,378,585	1,410,679	-2.3%	1,703,848	-19.1%	6,277,657	5,306,530	18.3%
Cargo and Other	187,756	180,175	4.2%	191,874	-2.1%	701,790	718,852	-2.4%
Operating Costs and Expenses	(1,837,155)	(1,533,584)	19.8%	(1,702,627)	7.9%	(6,281,652)	(5,612,090)	11.9%
Salaries, Wages and Benefits	(385,304)	(311,568)	23.7%	(359,438)	7.2%	(1,252,402)	(1,100,953)	13.8%
Aircraft Fuel	(730,913)	(571,697)	27.8%	(669,050)	9.2%	(2,287,410)	(1,813,104)	26.2%
Aircraft Rent	(112,512)	(136,541)	-17.6%	(128,244)	-12.3%	(555,645)	(650,683)	-14.6%
Sales and Marketing	(89,444)	(88,115)	1.5%	(91,870)	-2.6%	(367,757)	(364,551)	0.9%
Landing Fees	(96,762)	(77,191)	25.4%	(85,132)	13.7%	(331,883)	(312,637)	6.2%
Aircraft and Traffic Servicing	(116,691)	(101,424)	15.1%	(108,630)	7.4%	(427,853)	(381,721)	12.1%
Maintenance Materials and Repairs	(89,633)	(97,371)	-7.9%	(79,331)	13.0%	(422,950)	(417,212)	1.4%
Depreciation	(90,668)	(80,370)	12.8%	(90,157)	0.6%	(281,604)	(142,853)	97.1%
Other	(125,228)	(69,307)	80.7%	(90,775)	38.0%	(306,390)	(372,052)	-17.6%
Operating Result (EBIT)	(270,814)	57,270	nm	193,095	nm	697,795	413,292	68.8%
EBIT Margin	-17.3%	3.6%	nm	10.2%	nm	10.0%	6.9%	+3.1pp
Other Income (expense)	(87,026)	(113,204)	-23.1%	(21,302)	308.5%	(311,299)	342,844	-190.8%
Interest Expense	(86,670)	(81,282)	6.6%	(88,986)	-2.6%	(338,609)	(288,112)	17.5%
Interest Revenue	33,376	28,566	16.8%	36,577	-8.8%	116,172	42,798	171.4%
Exchange Variation Gain (loss)	27,013	(29,865)	nm	65,073	-58.5%	46,023	710,725	-93.5%
Net Hedge Results	(62,853)	(25,733)	144.3%	(30,616)	105.3%	(117,022)	(80,332)	45.7%
Other Expenses, Net	2,108	(4,890)	nm	(3,350)	nm	(17,863)	(42,235)	-57.7%
Income (loss) Before Income Taxes	(357,840)	(55,934)	539.8%	171,793	nm	386,496	756,136	-48.9%
Income Taxes (expense) Benefit	(863)	4,027	nm	(61,260)	-98.6%	(172,299)	134,696	-227.9%
Net Income (loss)	(358,703)	(51,907)	591.1%	110,533	nm	214,197	890,832	-76.0%
Net Margin	-22.9%	-3.3%	-19.6 pp	5.8%	nm	3.1%	14.8%	-11.7pp
EBITDA	(180,146)	137,640	nm	283,252	nm	979,399	556,145	76.1%
EBITDA Margin	-11.5%	8.7%	-20.2 pp	14.9%	nm	14.0%	9.2%	+4.8pp
EBITDAR	(67,634)	274,181	nm	411,496	nm	1,535,044	1,206,828	27.2%
EBITDAR Margin	-4.3%	17.2%	-21.6 pp	21.7%	nm	22.0%	20.0%	+2.0pp

Cash Flow Statements (R$`000) IFRS	2Q11	2Q10

Net losses for the period	(326,769)	(27,985)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	180,824	144,131
Provision for doubtful accounts	4,480	4,588
Provision for judicial lawsuits	2,837	6,971
Provision (reversal) of onerous contracts	12,329	358
Provision for invetories obsolescence	19	-
Deferred income taxes	21,325	9,173
Share-based payments	14,957	14,377
Exchange and monetary variations, net	(111,237)	59,779
Interest on loans, net	176,193	138,877
Financial instruments results, net	26,485	43,774
Return of aircraft provision	(1,508)	13,151
Other provisions	10,674	(33,439)
Other non-monetary items	5,073	-
Mileage program	28,283	-
Changes in operating assets and liabilities:
Trade and other receivables	17,487	264,261
Changes in inventories	29,225	(28,713)
Deposits	26,329	31,693
Prepaid expenses, recoverable taxes and other credits	2,639	27,216
Other assets	5,367	6,900
Suppliers	19,423	103,279
Advance ticket sales	22,046	(131,510)
Advances from customers	(28,820)	(27,184)
Salaries, wages and benefits	46,536	42,303
Sales tax and landing fees	(56,727)	(70,000)
Tax obligations	8,915	(5,128)
Provisions	7,918	(5,017)
Other liabilities	(30,168)	(40,420)
Cash provided by operating activities	(48,345)	(29,629)
Interest paid	(7,074)	15,355
Income tax paid	58,716	527,161
Trade and other receivables	(73,404)	(68,154)
Changes in inventories	(308)	(20,558)
Net cash provided by operating activities	(14,996)	438,449

Cash flows from investing activities
Financial assets	(401,089)	415
Investments in restricted cash, net	25,892	(46,464)
Payment for property, plant and equipment	(118,306)	(220,710)
Payment for intangible assets	(13,270)	(41,356)
Net cash provided by investing activities	(506,773)	(308,115)

Loans and Financings
Raises	548,458	301,516
Payments	(290,491)	(220,666)
Capital increase	(50,857)	(185,839)
Loans and Financings	807	119,529
Net cash provided by financing activities	207,917	14,540
Effects of exchange rate changes on the balance of cash held in foreign currencies	1,466	(9,292)
Net decrease in cash and cash equivalents	(312,386)	135,582

Cash and cash equivalents at the beginning of the period	1,955,858	1,382,408
Cash and cash equivalents at the end of the period	1,643,472	1,517,990

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a good chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long period, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.